Filed Pursuant to Rule 424(b)(3)
Registration No. 333-249070
BLACKSTONE REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 7 DATED FEBRUARY 14, 2022
TO THE PROSPECTUS DATED FEBRUARY 12, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated February 12, 2021 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "BREIT," "we," "us," or "our" refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•to provide an update to BREIT’s portfolio;
•to disclose the transaction price for each class of our common stock as of March 1, 2022;
•to disclose the calculation of our January 31, 2022 NAV per share for all share classes; and
•to provide an update on the status of our current public offering (the “Offering”).

Portfolio Update

For the month ended January 31, 2022, BREIT’s Class S NAV per share increased $0.23, from $14.30 as of December 31, 2021 to $14.53 as of January 31, 2022, reflecting broad-based increases in asset values, particularly among our residential and industrial properties.1

BREIT’s portfolio is thematically oriented toward sectors and markets where we see opportunities for outsized growth and, as a result, we continue to believe BREIT is well-positioned in the current environment. As of January 31, 2022, approximately 80% of BREIT’s portfolio is concentrated in residential and industrial, two of the best performing sectors where rents are growing 2-3x faster than inflation.2 In addition, these sectors typically have shorter duration leases, with a 2-year weighted average lease length for BREIT’s residential and industrial assets.3 We believe there is embedded growth potential within our real estate portfolio given a significant portion of BREIT’s rents are currently below market.

For more information on our Net Asset Value Calculation and Valuation Guidelines, please refer to page 183 of the Prospectus.

March 1, 2022 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of March 1, 2022 (and repurchases as of February 28, 2022) is as follows:

Transaction Price (per share)
Class S	$14.5266
Class I	$14.5322
Class T	$14.3344
Class D	$14.2465
The March 1 transaction price for each of our share classes is equal to such class’s NAV per share as of January 31, 2022. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
1 BREIT’s Class T NAV per share increased from $14.11 to $14.33, BREIT’s Class D NAV per share increased from $14.03 to $14.25 and Class I NAV per share increased from $14.30 to $14.53.
2 As of December 31, 2021. Reflects industrial and residential rent growth versus inflation from Q4’19 to Q4’21. Industrial rent growth based on CBRE EA "United States Industrial Market Snapshot" as of Q4'21 and represents national rent growth. Residential rent growth based on RealPage "Market Monthly Trend Rolling 13 Months" report as of Q4'21 and represents BREIT’s top ten residential markets which is measured as the asset value of residential real estate properties and unconsolidated investments for each market against the total asset value of all (i) residential real estate properties, excluding the value of any third party interests in such real estate properties, and (ii) unconsolidated investments. Inflation based on Federal Reserve Economic Data and represents Consumer Price Index (CPI).
3 As of December 31, 2021. Reflects real estate properties only, including unconsolidated properties, and does not include real estate debt investments. BREIT’s industrial assets have a 4.3 year weighted average lease expiry and BREIT’s residential assets have an approximately 0.5 year weighted average lease expiry.

January 31, 2022 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. Transactions or events have occurred since January 31, 2022 that could have a material impact on our NAV per share, upon which our transaction price is based. We have included a breakdown of the components of total NAV and NAV per share for January 31, 2022 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, and Class D common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of January 31, 2022 ($ and shares in thousands):

Components of NAV	January 31, 2022
Investments in real estate	$84,654,226
Investments in real estate debt	9,111,462
Investments in unconsolidated entities	6,245,932
Cash and cash equivalents	895,582
Restricted cash	2,551,371
Other assets	5,508,865
Mortgage notes, term loans, and revolving credit facilities, net	(40,495,766)
Secured financings on investments in real estate debt	(4,685,714)
Subscriptions received in advance	(1,876,089)
Other liabilities	(2,460,396)
Accrued performance participation allocation	(163,441)
Management fee payable	(59,691)
Accrued stockholder servicing fees(1)	(15,433)
Non-controlling interests in joint ventures	(2,378,971)
Net asset value	$56,831,937
Number of outstanding shares/units	3,918,149
_____________
(1)Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of January 31, 2022, the Company has accrued under GAAP $1.3 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or re-allowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of January 31, 2022 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class I	Class T	Class D	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$19,144,141	$31,098,493	$856,049	$4,404,819	$1,328,435	$56,831,937
Number of outstanding shares/units	1,317,865	2,139,965	59,720	309,186	91,413	3,918,149
NAV Per Share/Unit as of January 31, 2022	$14.5266	$14.5322	$14.3344	$14.2465	$14.5322
_____________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the January 31, 2022 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Residential	6.7%	4.8%
Industrial	6.0%	4.8%
Net Lease	6.7%	5.8%
Hospitality	9.1%	9.3%
Data Centers	6.6%	5.6%
Self Storage	7.0%	5.1%
Office	6.7%	4.7%
Retail	6.7%	5.4%

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Residential	Industrial	Net Lease	Hospitality	Data Centers	Self Storage	Office	Retail
	Hypothetical	Investment	Investment	Investment	Investment	Investment	Investment	Investment	Investment
Input	Change	Values	Values	Values	Values	Values	Values	Values	Values
Discount Rate	0.25% decrease	+2.0%	+2.0%	+1.8%	+1.7%	+1.7%	+1.8%	+1.9%	+1.9%
(weighted average)	0.25% increase	(1.9)%	(1.9)%	(1.8)%	(1.6)%	(1.7)%	(1.9)%	(1.9)%	(1.8)%
Exit Capitalization Rate	0.25% decrease	+3.7%	+3.8%	+2.5%	+1.4%	+2.5%	+3.1%	+4.0%	+3.0%
(weighted average)	0.25% increase	(3.3)%	(3.5)%	(2.3)%	(1.3)%	(2.4)%	(2.9)%	(3.5)%	(3.0)%
Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, and Class D common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of December 31, 2021 ($ and shares in thousands):

Components of NAV	December 31, 2021
Investments in real estate	$83,530,518
Investments in real estate debt	8,995,939
Investments in unconsolidated entities	6,034,216
Cash and cash equivalents	989,674
Restricted cash	2,432,559
Other assets	4,543,832
Mortgage notes, term loans, and revolving credit facilities, net	(41,728,260)
Secured financings on investments in real estate debt	(4,706,632)
Subscriptions received in advance	(1,746,910)
Other liabilities	(1,907,573)
Accrued performance participation allocation	—
Management fee payable	(56,607)
Accrued stockholder servicing fees(1)	(14,456)
Non-controlling interests in joint ventures	(2,285,324)
Net asset value	$54,080,976
Number of outstanding shares/units	3,788,138

__________
(1)Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of December 31, 2021, the Company has accrued under GAAP $1.2 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of December 31, 2021 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class I	Class T	Class D	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$17,938,158	$29,838,366	$808,394	$4,083,452	$1,412,606	$54,080,976
Number of outstanding shares/units	1,254,348	2,086,631	57,287	291,087	98,785	3,788,138
NAV Per Share/Unit as of December 31, 2021	$14.3008	$14.2998	$14.1112	$14.0283	$14.2998
____________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partnership, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $24.0 billion in shares of common stock, consisting of up to $20.0 billion in shares in our primary offering and up to $4.0 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 1,443,914,926 shares of our common stock (consisting of 615,602,555 Class S Shares, 628,197,520 Class I Shares, 17,339,168 Class T Shares, and 182,775,683 Class D Shares) in the primary offering for total proceeds of $18.7 billion and (ii) 51,995,705 shares of our common stock (consisting of 25,704,804 Class S Shares, 19,538,797 Class I Shares, 1,364,366 Class T Shares, and 5,387,738 Class D Shares) pursuant to our distribution reinvestment plan for a total value of $0.7 billion. As of January 31, 2022, our aggregate NAV was $56.8 billion. We intend to continue selling shares in the Offering on a monthly basis.